Exhibit 99.5

Earnings Call 1

INFOSYS Limited EArnings CALL 1

Q3 FY 2014 RESULTS

January 10, 2014

CORPORATE PARTICIPANTS

S. D. Shibulal

Co-Founder, Member of the Board, Chief Executive Officer & Managing Director

B.G. Srinivas

President & Member of the Board

Pravin Rao

President & Member of the Board

Rajiv Bansal

Chief Financial Officer

N. R. Narayana Murthy

Founder, Executive Chairman of the Board

ANALYSTS

Anantha Narayan

Credit Suisse

Ankur Rudra

Ambit Capital

Bhuvenesh Singh

Barclays

Divya Nagarajan

UBS

Pankaj Kapoor

Standard Chartered Securities

Pinku Pappan

Nomura

Sandeep Agarwal

Edelweiss

Sandeep Shah

CIMB

VijuGoerge

JP Morgan

Yogesh Aggarwal

HSBC Securities

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode. There will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call please signal an operator by pressing ‘*’ and then ‘0’ on your touch tone telephone. Please note that this conference is being recorded. I now hand the conference over to Ms. Gargi Ray of Infosys. Thank you and over to you madam.

Gargi Ray

Thanks, Inba. Hello everyone, and wish you all a very happy New Year. I am Gargi, from the Investor Relations team in Mysore. I would like to welcome you to our Q3 FY14 Earnings call. Joining us today on this call is CEO and Managing Director – S. D. Shibulal, Presidents – Mr. B.G. Srinivas and Mr. Pravin Rao, CFO Mr. Rajiv Bansal, along with other members of the senior management team. We will start the call with opening remarks on the business before opening the call up for questions.

Before I hand it over to the management team, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement, which will be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with SEC which can be found on www.sec.gov. I would now like to pass it on to Mr. Shibulal.

S. D. Shibulal

Good morning, everyone. Let me take this opportunity to wish you a happy New Year.

We had a decent Q3. Our revenues grew by 1.7% in reported currency terms and 1.2% on constant currency basis. Onsite volumes declined by 3.4%, while offshore volumes increased by 2.6%, overall volume increase of 0.7%. Our offshore effort mix went up by 1.3%. Operating margins expanded by 1.5% sequentially excluding the impact of provisions for visa-related matters that was made in Q2.

We added 54 new clients, the number of million-dollar clients went up by 26. Our growth was predominantly in non-US geographies and RCL vertical. External business environment has improved marginally in most business segments. While clients are becoming more confident about spending, they remain careful when it comes to making spending decisions. Budgeting activity for our clients is moving on a timely basis. Overall, across verticals we see mixed trends regarding 2014 budget. We expect the budget to be flat from 2013 to 2014. At the same time, we expect the clients to be focused on cost optimization. This gives us the opportunity to create solutions which will reduce their total cost of ownership. BG and Pravin will elaborate on verticals and budget subsequently. Pricing continues to be stable, however, we continue to see pricing pressure on large outsourcing deals and commoditized services. Infosys Edge continues its momentum with 14 wins this quarter, 8 in platforms and 6 in products. We continue to invest and see traction in the strategic areas, Social, Mobil, Analytics and Cloud. Across verticals these technologies are opening up newer opportunities. While each of these is individually powerful, the true value to clients is when these technologies come together to drive their business agenda. A relevant example is traded an inside driven sales platform that we launched in Q3, which clients are using to sense and fulfill client consumer demand in emerging markets. In this platform we use analytics capability to gain visibility across distribution channels. We use mobile capability to empower the distributor and the distributor sales force to accelerate order intake. Lastly, this platform is delivered on the Cloud to help brands drive lower cost and accelerate rapid penetration into new markets. We have realigned our Business Portfolio to further enhance our focus on deepening client relationships, increasing market share, creating service differentiation, and agility in execution.

We have appointed B.G. Srinivas and Pravin Rao as Presidents. BG will focus on Global Markets and Pravin will focus on Global Delivery and Service Innovation along with their Business Portfolios. We had earlier expanded the Executive Council, so that the Heads of Units and Business Functions can participate in Executive Council deliberations. We had multiple transformations in progress; however, under the new structure now that we have implemented two Presidents, they will put in place appropriate governance structure for their respective areas, hence, the Executive Council will be been disbanded effective April 1. Based on our performance from Q1 to Q3 and what we expect in Q4 we have increased our revenue guidance to 11.5% to 12%, this will be 12.4% to 12.9% in constant currency terms. I will now ask BG to take about his business segments.

B.G. Srinivas

Thanks, Shibu. Good morning to all of you. I will now cover the following business segments – Financial Services, Manufacturing, Energy and Telecommunications. I will be brief about the sectors and will be happy to take questions as we go forward.

In Financial Services, we continue to see clients significantly focusing on taking out costs from their operations and definitely some of those are diverting those savings into investing in creating new products and services.

Digital transformation, risk and compliance-related spending, modernization of infrastructure and legacy applications are influencing some of these spending. Pipeline is relatively healthy and comprises a good mix of large deals as well as there is an uptick in the focus on platform-related deals for Infosys. At a sector level we have definitely seen a pickup of demand and momentum in the last 2 quarters. The client IT spend outlay for the coming year is a big mixed bag. We see in some of our clients there is relatively flat budgets, in some there is an uptick in budgets, but overall we see a greater degree of stability in the way the budget outlay pans out.

Switching to the next sector – Manufacturing, we see by and large business momentum remaining stable. While we see some improvements in the Automotive, Commercial Aerospace and Industrial Manufacturing, there is definitely some weakness in the Hi-Tech sector, which is putting pressure on the discretionary spend in this particular vertical. Information Management, Analytics, Digital Consumer, some of the key themes emerging in this sector, and helping creating a transformation of sorts within the clients business. There is also a lot of focus within the Manufacturing segment in simplification of their internal processes and consolidation. The budgets are expected to be flat overall for the sector, while we definitely see some decline in budgets specifically in the Hi-Tech sector due to the impact of reduced PC sales, while in Automotive, Commercial Aerospace and Industrial Manufacturing we are seeing increased budgets.

Switching on to the next sector, the Telecom industry continues to face challenges and it is not surprising. The spend levels are muted as clients continue to see revenue challenges which are keeping a check on both discretionary and non-discretionary spends. The pipeline is healthy only in a few pockets. We are definitely looking at newer means of creating opportunities as the sector continues to face challenges going into the coming fiscal year. The budget outlay for this vertical in the Telecom does not indicate any respite, so there are expected budget cuts. The Energy sector is doing pretty well. We see a great degree of stability. The IT spend is both on discretionary and non-discretionary spend. There is a lot of focus again on consolidation of typically most of the sectors have large ERP landscapes. There is consolidation, simplification and in some cases we also see reimplementation and in a few cases upgrades.

Within Infosys, we are very-well positioned to address some of these challenges for our clients. Overall, again, as we look into the fiscal year 2015 for all the sectors, barring Telecom, we are bit more optimistic as we look forward as compared to where we were at this point in time last year. With this I would now hand over to Pravin to cover his business portfolios.

Pravin Rao

Thanks, B.G. Good morning. In Retail, CPG and Logistics, we are seeing increased spend in the areas of Cloud, Infrastructure, Business Intelligence, Analytics and ERP-led transformation.

We are seeing an uptick in discretionary spend; however, they remain in a stop-start mode. The deal pipeline has improved marginally over the last 3 to 4 quarters. We expect the budgets to remain flat with an upward bias for the coming year. In Life Sciences, on the other hand, we have some headwinds in terms of patent cliff. This is in some sense translating into an opportunity for us in terms of large outsourcing deals. We also see continued investment on ERP led transformation, but there is definitely a lot of pressure on budgets, we expect budgets in this segment to be either flat or probably marginally down. In Resources and Utilities vertical, we see a lot of focus on cost optimization as well as investment in Cloud, Mobility and Analytics. In addition, in global resources companies are also focusing on simplifying their operations and improving supply chain efficiency. Budgets for the sector are down due to revenue challenges facing the client. In the growth market, units comprising of Australia, China, Japan and Southeast Asia and Middle East, we see different dynamics at play in individual markets. There is focus on cost reduction and consolidation of spend in Australia. In China, clients are investing in ERP and Analytics as they look at centralizing their operations. In Japan, demand is being driven by the need to simplify IT and drive revenue generating spending. Overall, in the region, the deal pipeline is decent, though the ticket size is small. In the Services sector, the new age information services companies leveraging digital or seeing increasing spends while the traditional print media is cutting spend. The Travel and Hospitality segment is seeing an uptick in spend, driven by economic stabilization and mild recovery in the US. Coming to Cloud and Big Data, in this quarter we have won over 20 engagements in Cloud and Big Data, Cloud is driving the IT organization towards more outcome-based SLA oriented constructs. Clients are also excited about the possibilities of contestability and open standard that would help eliminate vendor lock-in and maximize performance. In Mobility, we have started over 25 engagements in Q3 in the areas of sales force, automation, device management and enterprise productivity. Clients are looking to establish mobile app factories to cater to their mobility requirement and are preparing to opt for platform-independent technologies over native framework. We see good levels of interest for managed pay-per-use model. I will now pass on to Rajiv to elaborate on the financial performance.

Rajiv Bansal

Thank you, Pravin. A very happy new year to all of you. Let me take you through the financial highlights for the quarter.

Our third quarter revenues were $2.1 bn as against $2.066 bn in the previous quarter, a growth of 1.7% in reported terms and 1.2% in constant currency terms. In INR, the revenue was at Rs.13,026 crores, a sequential growth of 0.5%, primarily because of the rupee appreciation of 1.2% during the quarter. Our gross margins for the quarter improved by 80 basis points to 36.1%. Operating margins for the quarter have improved by 1.5% to 25% mainly on account of initiatives to increase efficiency in our operation. Net margin for the quarter expanded to 22.1% compared to 18.6% in Q2, which excluding the visa related matter was at 20.2%. EPS is at Rs.50.32 as compared to Rs.45.96 last quarter excluding the visa charge, which has a sequential growth of 9.5%. Our revenue-per-person increased by 2.2% on a sequential basis both onsite and offshore. Our onsite mix has fallen from 31.2% to 29.9% and utilization excluding trainees is marginally down to 76.9%.

Our other income was higher by Rs.221 crores as against the previous quarter mainly on account of FOREX gain of Rs.119 crores in Q3 versus the FOREX loss in last quarter of Rs.87 crores. As you will recollect last quarter we witnessed extreme volatility in the currency market which resulted in a loss of Rs.87 Cr in previous quarter. During the quarter the average rupee was at Rs.62.03 as against Rs.62.77, an appreciation of 1.2%. We have outstanding hedges of $1.049 bn as of December end. Effective tax rate for the quarter did not change much, it is at 27.9%.

Our cash flows from operations during the quarter is at Rs.2,745 crores, which is a very healthy 95% of the net profit. After paying dividend of Rs.1,339 crores and CAPEX of Rs.759 crores during the quarter, our cash and cash equivalents including available-for-sale assets and certificates of deposits is at Rs.27,440 crores. We have increased the FY14 revenue guidance in dollar terms to 11.5% to 12%. This is based on what we achieved in the first 3 quarters and based on our expectation for the fourth quarter. Lastly, I would like to reiterate that while we have seen early results of our initiatives to increase efficiency, we continue to evaluate our business needs and make investments wherever necessary. With that I will open the floor for questions.

Moderator

Thank you very much sir. The first question is from Anantha Narayan of Credit Suisse. Please go ahead.

Anantha Narayan

I had two questions; the first one for Rajiv, if you look at the implied guidance for the 4Q, the lower end obviously suggests a slight revenue decline. Are you just being conservative or there seems a bit surprising given that December typically is a seasonally weak quarter? And the second one to Shibu was just on the new org structure. Just seems a bit strange that 2 or 3 months back since you all expanded the Executive Council significantly and now you sort of trying to disband it, would love to understand what really transpired in the last 2 or 3 months to change the management’s thinking on the structure?

Rajiv Bansal

Let me take the first question, if you look at our guidance of 11.5% to 12% it implies a Q4 number of (-).04 to 1.4% growth for the fourth quarter. This is based on what we see today, it is not about being conservative or being aggressive it is what we see today. Q4 is again seasonally a weak quarter, if you look at the number of working days, because of February being the shorter month it is the start of the client budget cycles, the client budgets have to get closed, they have to be translated into orders and then we have execute. So usually the fourth quarter is always a weaker quarter, and considering what we see today I think we believe that we will be somewhere in the range of the guidance that we have given.

S. D. Shibulal

As you may notice that over the last few months we have been transforming ourselves to drive efficiency, to drive clients’ centricity to create better solutions and to achieve higher levels of growth and margins. As part of that we felt that it is important that a wider set of people participate in these deliberations and with that we had expanded the Executive Council. At the same time, the two presidents which we have put in place just now has been work-in progress and now we have done it, we have created two presidents, we will consolidate almost all the businesses and the business portfolios under these two presidents, and given the fact that that is happening, and they will be putting in their own governance structures in place, we felt that it is right to disband Executive Council as of April 1, and the two presidents will create their own governance structure.

N.R. Narayana Murthy

Shibu, let me add, as Shibu pointed out we are a company in transformation. We have had several initiatives on the anvil to make this a better company. A few of them completed their conclusions earlier and an important one like having the organization restructuring, having two presidents took a little bit more time because it needed lot more deliberations. As a man in a hurry I wanted to get on with the job and therefore when the recommendations on expanding the Executive Council came up I said that fine lets go ahead and do it. However, when the recommendation on the two presidents came, our review demonstrated that this new structure with the kind of government structure that they will put in place as Shibulal pointed out would render the Executive Council redundant. As an organization that is focusing on bringing efficiency in every dimension of our operations. We wanted to set an example at the highest level and that is when we had to take the tough decision of the disbanding the Executive Council that is the reason why, even though we had expanded the Executive Council a couple of months ago we bit the bullet and said we will do what is right by the organization.

Moderator

Thank you. Our next question is from Divya Nagarajan of UBS. Please go ahead.

Divya Nagarajan

On this offshore shift in cost efficiency initiative that we have been putting in place, could you kindly give us a sense on how far along the way we are and could you also give us, if possible, a mix of the industry verticals the geographies where you have had the most cost efficiencies and offshore shift play through during the quarter?

S. D. Shibulal

So, this is a journey which we have undertaken. Our belief is that we should add maximum value from offshore and that is the best way we can reduce the total cost of ownership for our clients and deliver the highest level of quality and scale. We have made some progress, we will continue on this journey and there are various factors which goes into it like customer comfort, solution maturity and new automation and productivity improvement. So, as I said this is a journey which we will continue to take. On the specific industry verticals I don’t think there is any secular difference, we have seen shift in almost all of them as some of them maybe marginally higher but generally all of them have shown improvements.

Divya Nagarajan

A question on attrition if I may, on a quarter annualized basis it has come down but we have seen negative headcount addition this quarter we had spoken about fresher hires starting next year but on the lateral side are you comfortable with the kind of additions that you are seeing here and could you also give us a sense of where this attrition is the highest please?

S. D. Shibulal

So, the attrition in absolute terms have actually come down from last quarter to this quarter while in the annualized terms it has gone up and that is because it is a moving window. It does not reflect the current quarter, it reflects the last 4 quarters. In absolute numbers it has come down. Over the last 6 months we have done multiple things to make sure that our employees are happy with us. We have given compensation increase, we have done promotions, we have changed the variable compensation. We have done enormous amount of communication to our employees over the last 6 months, we will continue to do this in the coming months and in the next cycle of promotions and the other things are being looked at.

Moderator

Thank you. Our next question is from Yogesh Aggarwal of HSBC Securities. Please go ahead.

Yogesh Aggarwal

Firstly, can you provide a bit of detail on large deals signed in the quarter because like last quarter you had 5 deals with 450 mn TCV, so something on that and the second question was the revenue per client has been falling for the last 8 quarters consistently so has there been an impact on clients mining or satisfaction because of all the restructuring going on or if you could just elaborate on that.

B.G. Srinivas

The large deal pipeline continues to be pretty decent, we have not seen any major shift either way. We have had pretty good wins in the last quarter about 3 in Europe, a couple of them in the US. There are two large deal wins within the Financial Services sector, one is related to Testing Consolidation, we are also seeing clients increasingly focus on App Decommissioning that is an area where we have also specialized so the second deal win was more to do with App Decommissioning. The US wins both were in the area of Vendor Consolidation, again we were very well positioned with respect to our solutions and hence we were able to grab these two deals. Looking forward, again the pipeline as we are going to quarter 4 and the next year we continue to see momentum in large deal wins. It is primarily driven by two distinct areas, 1) Clients continue to have increased focus on efficiencies and cost optimization. We are clearly seeing an integrated effort from our clients both on IT as well our operations coming together and in some of these deals we are pretty well positioned. 2) The other area where we continue to see activity within our clients particularly in large initiatives is one is on Digital Transformation, the other is on internal simplification of processes and here again we have specific solutions and our platforms particularly the investments we have made is coming to play in differentiating our offerings in some of these deals.

S. D. Shibulal

So, the second part of the question. We are actively broad-basing our clients. Actually, if you look at it last year Q3 to this Q3 we have added 112 new clients. As of last year Q3 we had 776 clients and as of this Q3 we have 888 clients. So, we are actively broad-basing our clients. Simultaneously, if you look at this quarter we have added 25 new clients to our million dollar club. As of last quarter our million dollar clients were 469 and this quarter it is 495. Mostly the other parameters are somewhat stable. Our top 10 clients continue to give us somewhere between 23% to 24%, this quarter it is 23.5%. Top 5 gave us 14.1% so it is a reflection of our active strategies to broad base our clients.

Moderator

Thank you. Our next question is from Viju George of JP Morgan. Please go ahead.

Viju George

My question is just a follow up to the question that Anantha raised. If you find that this co-president structure is not working as optimally as you hoped, are you open for review? Is this a little bit of a try by error of kind of process where you try and see what structure books well for you going forward?

S. D. Shibulal

We have just announced the president structure. We are consolidating the business portfolio under these two presidents. We clearly believe that this will allow us to create market velocity, this will allow us to drive growth, this will allow us to drive efficiency and productivity, and this will allow us to drive customer centricity and at the same time while we have the portfolios divided under BG and Pravin, BG will predominantly focus on Global Market and Pravin will focus on Global Delivery and Service Innovation. We believe that this is a good structure for us. It will drive our objectives.

N. R. Narayana Murthy

Now, we have had considerable deliberation. We have consulted all the senior stakeholders and we have arrived at this conclusion that having two presidents, one focusing on the market and one focusing predominantly on the delivery effectiveness is a good one. Now, we will study this, we will look at the results, we will give sufficient time for this structure to prove itself, and if it doesn’t prove after giving sufficient time certainly we will change if it is required. Let it be very clear because at the end of the day our priority is to make this a high performance organization. And having studied several examples we believe that this is a good structure. This will also create an opportunity for the Nominations Committee to consider the internal cadre of people along with the external candidates for the selection of the CEO when Mr. Shibulal retires in March 2015. Therefore in some sense, it has not only created a good platform to make the organization more efficient it has also created a platform wherein it would be easier for the Nominations Committee to create a portfolio of candidates for selecting the new CEO and number three if for any reason we have and the Nomination Committee decides that there will be a CEO from outside then this is a structure that is least perturbing to the stability as organization, so looking at it from all aspects we believe that this is a good structure because 1) It will make the organization more efficient, more effective, 2) It will provide a better focus on the portfolio of internal candidates that the Nominations Committee may want to look at and 3) It will reduce the possibility of instability should we have an external CEO.

Viju George

Over the past few months since you have taken over, it has been a string of high level exits and at the same time of course also maybe exits of talent at critical levels though not high profile enough to be cover by the media, at the same time we don’t see much evidence of Infosys hiring from outside as well. How would you assure the street that this loss of talent may not hurt going forward.

N. R. Narayana Murthy

Well, I think it is a good question, I am glad you asked that. Infosys was the first Indian company, not just Indian, IT company. It was the first Indian company to set up its Leadership Institute as early as 2000. At the Leadership Institute our focus has been to develop a large number of leaders. We have a 3 tier program, Tier-1, Tier-2, and Tier-3 and these 3 tiers together have developed approximately about 600 leaders. Now, if you look at this room I see a set of extraordinary people, most of them in their 40s. We have two presidents who have just cross or one is just below 50 other has just crossed 50. We have a large number of enthusiastic and energetic people who report to these people that I see in this room so therefore I think as far as the future of this organization is concerned let me assure you that that that future will not be compromised because of lack of leadership. So far as the exits are concerned let me make a cryptic statement and that is, “it is good for them, it is good for the company.” We wish them the best. These are people who have added considerable value to the organization and it is good for the company because the company has a large number of enthusiastic and energetic people who are ready to take on bigger and bigger roles. Therefore, I think while we add value to the entire industry in India and abroad when we contribute very well trained leaders, we develop leaders who are enthusiastic and energetic therefore this is not my worry.

Viju George

You have identified 3 levers or planks on which Infosys revival would be with hinge on, sales effectiveness, delivery effectiveness, delivery automation and cost optimization seems to us that at this point in time it is the third mentioned lever that that is working very well. What is the timeframe for the sales engine firing and delivery optimization initiatives playing out?

N. R. Narayana Murthy

Sure, I don’t know if you listened to my AGM lecture, when I spoke about these three initiatives – the sales effectiveness, the delivery effectiveness, and costing optimization. I did say there very clearly that cost optimization is the initiative that is likely to yield results earlier than the other two. I think in my opinion the cost optimization would I said yield result somewhere between 6 months to 18 months. So far as sales effectiveness is concerned I believe that it will bring us value anywhere between 9 months to 21 months and insofar as the delivery effectiveness is concerned I think it will take perhaps up to 3 years. When I talk about these effectiveness I don’t mean incremental changes, I mean for Infosys to become once again the leader in the industry, I believe that you are looking at the cost optimization taking anywhere between 6 months and 18 months we are looking at sales effectiveness taking anywhere between 9 months and 21 months, and we are looking at delivery optimization taking anywhere between 12 months to 36 months.

Moderator

Thank you. We will take next question from Bhuvnesh Singh of Barclays. Please go ahead.

Bhuvnesh Singh

Sir this question is to Mr. Murthy. Sir I just heard that how we take Infosys to again the leading light in Indian IT services industry. Now one part of that which we have seen over the last decade has been a focus on value addition to client and based on that, Infosys has always guided us to getting the top margin in the IT services space. So when you look at medium term, how do you think that Infosys margins could behave and how has the changing environment changed our view on margins?

N. R. Narayana Murthy

As you know we give our guidance once a year now and we keep revising the guidance every quarter, Rajiv correct me because I have been out of touch on this. So I do not think I can make any such forward-looking statements about this specific margin. I think that is not fair. All that I can say is that looking at the faces in this room, I see confident faces, I see joyful faces, and I see “Can-Do” spirit. Second, we have been working on several initiatives which are work-in-progress in terms of innovation both in the area of sales effectiveness and delivery effectiveness. I do not want to comment on these initiatives at this stage because they are all work in progress. They will take some time, but as I pointed out earlier hopefully you will see the positive impact of these in the next as I said anywhere from a year to 3 years. So that is what I have said and Rajiv will give margins from quarter after quarter when we go to the relevant times. I do not think I would like to comment on that.

Bhuvnesh Singh

Rajiv just one follow-up question to you. Bloomberg reports that you have said something about medium to long-term operating margins of 25%. First is that correct and second if that is correct, do you think that will be the top end in the industry?

Rajiv Bansal

Yes I had said that I expect the operating margin in the mid-term to long-term to be about 25% to 26%, but at the same time if we need to make investments, we would make investments for securing a better future for ourselves. So if you look at the pace of the operation, there are a lot of technology changes happening. There are a lot of disruptions happening in this space and at that time we have to make investment in the whole Social, Mobility, Analytics, and Cloud space. So I think in the medium term, 25% to 26% operating margin is a good margin for this business.

Bhuvnesh Singh

And that also holds for the industry if I may ask that. You will be again at the top end of the industry with that margin?

Rajiv Bansal

Yes.

Moderator

Thank you. Our next question is from Pankaj Kapoor of Standard Chartered Securities. Please go ahead.

Pankaj Kapoor

I have three questions. First just looking at the decline in the sales and marketing, headcount cost and the concurrent decline in the sales and support headcount, I was wondering if indeed we are seeing some attrition on our front end salesforce if you can comment on that please. Second on the offshore shift, can you give some indicator like where do you expect this to settle down or what could be the optimum level that you are targeting and finally last quarter you had highlighted that the portfolio reshuffle is one of the reasons for a weak revenue outlook for the second half. Now with this latest reorg of appointment of Co-President, do you expect the impact could actually continue for a longer period, may be say first half of FY15? Thank you.

B. G. Srinivas

I will take the first part of the question which was reference to the sales expenses as well as investments. As Mr. Murthy mentioned, we will continue to focus on increasing sales effectiveness and in that context, we have relooked at one what are we looking at in terms of enhancing client focus and in that context, we will continue to make investments into salesforce, driving more and more talent, walking our client corridors and making an impact. We are also enhancing the sales training in terms of adding value to our clients. We will continue to increase headcount in business development and opening new accounts and this will be across all geographies and the industry vertical segment. We are also looking at how to improve overall sales productivity and increasing the effectiveness and their initiatives in place. So in a nutshell, we will continue to increase our investments into sales. We want to continue to make sure that in the market, we have extensive coverage both within our existing client accounts as well as opening new business. At the same time, every year we look at new geographies to expand our footprint and in that context, we are looking at Canada, Latin America. We have also increased our sales focus in the two large markets within Europe namely France and Germany.

S. D. Shibulal

So on the onsite-offsite ratio, this will be a journey which we will continue to take. Our focus is always at the highest level of values from offshore that is what allows us to deliver higher level of quality, higher scale and higher value to our clients. We will continue to focus on delivering more and more from offshore.

Pankaj Kapoor

And sir on the reorg impact, do you expect the revenue growth….

S. D. Shibulal

So while the organization is going through transformation, there may be some minor disruptions, but as you can see over the last 2 or 3 quarters while all the transformations happened, we have continued to focus on our clients, we have continued to focus on growth, we have continued to focus on margin improvements and numbers are reflecting those areas of focus. So I do not expect continual impact.

B. G. Srinivas

This is B. G. Srinivas again just to add to what Shibu mentioned, you must realize this stage while it is a bit radical in terms of some specific initiatives which we are driving on the delivery effectiveness and talent management, but by and large in the market these are less disruptive. These are leaders who are already focused on these verticals and markets. There has been a consolidation of business segments between me and Pravin Rao and hence from a market perspective, these are least disruptive. These business leaders who are occupying positions leading business industry vertical segments have been in the markets for many years and they have been with Infosys. So from that context, there is not much of a change. Our client partners and our business development managers in the markets again continue to focus on the respective verticals and service lines. Again there is no disruption in that context. While there has been a change, it is evolutionary and hence we do not expect any major disruptions. There will be of course realignments and planning and next level of governance which we will establish in the next month or so. Beyond that from April 1 onwards, we should be actually in a relatively stable position in terms of reorganizing and realigning our portfolios.

Pankaj Kapoor

For our wage hike, are we reverting back to the cycle from April onwards or is that portion still open?

N. R. Narayana Murthy

Our desire is that we should get back to the April cycle, that is what Shibu, B. G., Pravin, Rajiv and I, we are all working and of course Tan, Head of HR. At this stage it is still work in progress. It is still a set of deliberation, so we cannot comment at this stage, but let me assure you that our desire is to get back to the old cycle.

Moderator

Thank you. Our next question is from Pinku Pappan of Nomura. Please go ahead.

Pinku Pappan

Just a follow-up to the earlier question, whether any headcount cuts in your salesforce in this quarter versus last quarter?

S. D. Shibulal

There is normal attrition in the salesforce. What you are seeing is not a secular trend. These are just quarterly fluctuations.

N. R. Narayana Murthy

In fact as B. G. pointed out, there is a big push on enhancing the headcount in salesforce and you will see that as we move forward. So I do not think that there is going to be reduction in salesforce except perhaps based on performance.

Pinku Pappan

Could you talk about your win rates especially in these large outsourcing deals in the recent past?

B. G. Srinivas

As mentioned earlier, definitely our efforts to improve conversions have started to yield results particularly in large deals. As you are aware we have a strategic global sourcing team which brings in the competencies of solutioning, client employee transfers in wherever specific cases, deal structuring, solutioning, and the overall competitiveness of the deal itself. In the last many quarters, there has been an increased focus of driving internal effort productivity improvement and increasing automation which in that context help us to compete particularly in large deals where there is a significant focus on cost takeout and that is something which is definitely yielding results. We have also made sure that we connect with the deal advisors and consultants who pretty much advise most of our clients in these sectors. We have frequent engagements and we continue to articulate our value propositions in these areas. So we should continue to see increased traction in both participating and winning large deals.

Pinku Pappan

While we are on the same topic, could you quantify the TCV deals that you have won in this quarter, I think there was a question earlier too. It will be helpful to get a sense of the total TCV that you won.

S. D. Shibulal

We have multiple wins this quarter. I think the total TCV won was close to $500 mn, but please remember these deals are multiyear deals and the realization in the first year is especially when you are in the second half is very small in the first year. You approximately get about 20% of that in the next year.

Moderator

Thank you. Our next question is from Ankur Rudra of Ambit Capital. Please go ahead.

Ankur Rudra

So in the prepared remarks, you mentioned that you had seen the prospects of demand is relatively exciting; however, you did mention across business segments that budgets are either flat or down. Can you help me reconcile that difference and is your optimism based on greater acceptance of offshoring emerging now versus earlier periods?

S. D. Shibulal

What I mentioned was that the external business environment has shown marginal improvement in most business segments. We have seen the marginal improvement in the confidence of the client in spending, but at the same time clients are very much focused on cost optimization. They also remained very careful when it comes to making the spending decisions. Budgets are expected to be flat while we are seeing variations in various verticals. Overall, we are expecting the budgets to be flat. Because of the cost optimization, it does give us opportunity to create solutions which can reduce their total cost of ownership and that is an opportunity which we are focusing on.

Ankur Rudra

Our revenues in the US were a bit soft this quarter, I was just wondering if this was exaggerated seasonality only in that geography or is this a focused impact of the offshore shift there, may be the acceptance of greater offshore delivery is higher in that geography now?

S. D. Shibulal

I would not say it is a secular trend. I think we need to wait for couple of more quarters, I do not expect a secular trend in that direction.

Moderator

Thank you. Our next question is from Sandeep Agarwal of Edelweiss. Please go ahead.

Sandeep Agarwal

My question is in 2004 or 2005 when we used to get Infosys offer letter in hand, we used to simply throw away all the offer letters of the competition. When will we get back to that position in the campus, what is the vision for that, and how that will be achieved?

N. R. Narayana Murthy

I am so happy to hear you say that at one point of time, you used to throw out the letters of offers from competition. That is our aspirational target. When you talk of aspirational target, it is very difficult to give a clear deadline by which we will achieve those, but let me assure you that every hour is a working day, the leaders in this room are all concerned about making Infosys once again the aspirational company that it was. We will leave no stone unturned to make sure that it happen, but I am not in a position to give by what date we will be able to achieve that objective, but there are lots of initiatives within the company that our all work in progress and therefore we cannot talk about it and I hope they will all yield the results that both you and all of us in this room want.

Moderator

Thank you. Our next question is from Sandeep Shah of CIMB. Please go ahead.

Sandeep Shah

Just a last question in terms of the organization structure. So if we assume that either an external or internal candidate is being selected as a CEO, one can assume that the number of Presidents within the structure will continue to remain two, not higher than two or lesser than two?

N. R. Narayana Murthy

I do not think we should be close minded on these issues as long as we are progressing on a path of improvement, as long as the senior management of this company decides to take initiatives that accelerate that improvement. I think that is the philosophy we should take. There could be three, who knows there could be four. Who am I to say that it will only be 2,that is not the right statement. So all that we can tell you is that we will bring about such changes as will enhance the energy and enthusiasm of this organization. We will bring on more and more leaders and make sure that they get more and more responsibilities so that the organization becomes stronger and stronger. We do not want to set any limits on the number of Presidents or whatever structure. So we are very open to those things and I am sure you will appreciate our open mindedness on that.

Sandeep Shah

Thanks really. Just a last one, the revenue growth from a top client in this quarter has declined by 3.6%. So is it a quarterly aberration or is it more offshoring or is it more to do with a competitive intensity?

S. D. Shibulal

No, I do not think there is any secular trend there. It is a quarter-to-quarter fluctuation and some of it could also be because of holidays and furloughs and other things.

Moderator

Thank you. Ladies and gentlemen due to time constraints that was the last question. I now hand the conference back to Ms. Gargi Ray for closing comments.

Gargi Ray

Thanks everybody for being on the call. We look forward to talking to you again. Thank you.

Moderator

Thank you. Ladies and gentlemen on behalf of Infosys, that concludes this conference. Thank you for joining us and you may now disconnect your lines.